Exhibit 4.13

CERTIFICATE OF TRUST

OF

FIRST FINANCIAL CAPITAL TRUST III

THIS CERTIFICATE OF TRUST OF FIRST FINANCIAL CAPITAL TRUST III (the “Trust”) is being duly executed and filed by the undersigned on behalf of the Trust to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. §§3801 et seq.) (the “Act”).

1.	Name. The name of the statutory trust being formed is First Financial Capital Trust III.

2.	Trustee. The name and business address of the trustee of the Trust with its principal place of business in the State of Delaware are as follows:

Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890-1605
ATTN: Corporate Trust Services

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust in accordance with Section 3811(a) of the Act.

WILMINGTON TRUST COMPANY,
not in its individual capacity but solely as Delaware Trustee of the Trust

By:      /s/ Erik E. Overcash
Name: Erik E. Overcash
Title: Assistant Vice President